@Celanese

Celanese Corporation Investor Relations 1601 West LBJ Freeway Dallas, Texas 75234-6034

Investor Information	Mark Oberle Phone: +1 972 443 4464 Fax: +1 972 332 9373 Mark.Oberle@celanese.com
Celanese Europe Holding GmbH & Co. KG Announces Extension of the Subsequent Acceptance Period
     KRONBERG, GERMANY, September 29, 2005 – The Limited Offer by Celanese Europe Holding GmbH & Co. KG to all Celanese AG shareholders to acquire all their Celanese AG shares at the increased offer price of EUR51.00 per Celanese AG share, in cash, plus interest, and the related offer of increased cash compensation for Celanese AG shareholders who previously tendered Celanese AG shares in the mandatory offer, in each case upon the terms and conditions set forth in the Offer Document as supplemented by the Supplement, has expired at 6.01h Central European Summer Time, 12:01 a.m. New York City time on September 29, 2005.
     The subsequent acceptance period of the mandatory offer by Celanese Europe Holding GmbH & Co. KG to all Celanese AG shareholders to acquire all their Celanese AG shares at the offer price of EUR41.92 per Celanese AG share, in cash, plus interest, upon the terms and conditions set forth in the Offer Document has been extended to be in compliance with German law, due to the pendency of award proceedings relating to the mandatory offer. The subsequent acceptance period is now scheduled to expire on December 1, 2005 at 12:01 a.m. New York City time, 6:01 a.m. Central European Time, unless otherwise further extended to be in compliance with German law. The mandatory offer is required by Section 305 of the German Stock Corporation Act in connection with the domination and profit and loss transfer agreement between Celanese Europe Holding GmbH & Co. KG and Celanese AG. As described in the Offer Document relating to the mandatory offer and the amendments thereto, the consideration offered in the subsequent acceptance period is €41.92 per Celanese AG share, in cash, plus interest, upon the terms and conditions set forth in the Offer Document. No shares tendered during the subsequent acceptance period may be withdrawn after tender.
     Celanese Europe Holding GmbH & Co. KG is a German limited partnership controlled by Celanese Corporation, a Delaware corporation.
     Celanese Corporation (NYSE:CE) is an integrated global producer of value-added industrial chemicals based in Dallas, Texas. The Company has four major businesses: Chemicals Products, Technical Polymers Ticona, Acetate Products and Performance Products. Celanese

@Celanese

has production plants in 13 countries in North America, Europe and Asia. In 2004, Celanese Corporation and its predecessor had combined net sales of $5.1 billion. The presentation of combined net sales of Celanese Corporation including a reconciliation of the combined net sales, please visit the company’s website at

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www.celanese.com.